10F-3 Report
CGCM Small Cap Growth Investments
	7/1/2007		through		9/30/2007

ID	Issuer Name	Trade Date	Selling Dealer	Total Amount	Purchase Price	% Received by Fund	% of Issue (1)

1191	Masimo Corporation (Wall St)	8/8/2007	Piper Jaffray	43,700.00	17.00	0.367%	0.613%
1192	Masimo Corporation (Westfield)	8/8/2007	Piper Jaffray	29,300.00	17.00	0.244%	0.608%
(1) Represents purchases by all affiliated mutual funds and discretionary accounts; may not exceed 25% of the principal amount of the offering.
				Other Participant Accounts	Issue Amount		Total Received All Funds
1191	-Includes purchases by other affiliated mutual funds and discretionary accounts in the amount of:			29,300.00	11,916,626.00		73,000.00
1192	-Includes purchases by other affiliated mutual funds and discretionary accounts in the amount of:			43,700.00	12,000,000.00		73,000.00